UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CODEXIS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

192005106

(CUSIP Number)

NOVEMBER 10, 2014

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192005106	Page 2 of 10 Pages

1.	Name of Reporting Persons Presidio Partners 2014, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,921,225
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,921,225
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,921,225
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.39%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 192005106	Page 3 of 10 Pages

1.	Name of Reporting Persons Presidio Partners 2014 GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,921,225
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,921,225
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,921,225
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.39%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 192005106	Page 4 of 10 Pages

1.	Name of Reporting Persons Peter Gajdos
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Slovak Republic
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,921,225
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,921,225
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,921,225
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.39%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 192005106	Page 5 of 10 Pages

1.	Name of Reporting Persons David J. Collier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,921,225
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,921,225
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,921,225
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.39%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 192005106	Page 6 of 10 Pages

1.	Name of Reporting Persons Faysal A. Sohail
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,921,225
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,921,225
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,921,225
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.39%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 192005106	Page 7 of 10 Pages

1.	Name of Reporting Persons James F. Watson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,921,225
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,921,225
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,921,225
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.39%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 192005106	Page 8 of 10 Pages

Item 1(a)	Name of Issuer

Codexis, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

200 Penobscot Drive, Redwood City, California 94063

Item 2(a)	Name of Person Filing

Presidio Partners 2014, L.P. (“Presidio LP”); Presidio Partners 2014 GP, LLC (“Presidio GP”), which is the sole General Partner of Presidio LP; Peter Gajdos (“Gajdos”), David J. Collier (“Collier”), Faysal A. Sohail (“Sohail”), and James F. Watson (“Watson”), each of whom is a Manager of Presidio GP. Presidio LP, Presidio GP, Gajdos, Collier, and Watson are referred to individually herein as “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the Reporting Persons is c/o Presidio Partners 2014, L.P., 1 Letterman Drive, Building C, Suite CM 500, San Francisco, CA 94129.

Item 2(c)	Citizenship

Presidio LP is a limited partnership organized under the laws of the State of Delaware. Presidio GP is a limited liability company organized under the laws of the State of Delaware. Each of Collier, Sohail and Watson is a United States citizen. Gajdos is a citizen of the Slovak Republic.

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value

Item 2(e)	CUSIP Number

192005106

Item 3	If this Statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

(a) Amount beneficially owned: Presidio LP is the record owner of 2,921,225 shares of Common Stock (the “Shares”) as of November 14, 2014. As of the date of the event which requires the filing of this Statement, Presidio LP was the record owner of 2,921,225 shares of Common Stock. As the sole General Partner of Presidio LP, Presidio GP may be deemed to beneficially own the Shares. As the individual Managers and the holders of all of the membership interests of Presidio GP, each of Gajdos, Collier, Sohail and Watson also may be deemed to own beneficially the Shares.

(b) Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 39,549,301 shares of Common Stock (the “Outstanding Shares”) reported by the Issuer to be outstanding as of October 31, 2014 on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 6, 2014.

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:	See Line 5 of cover sheets.

(ii) shared power to vote or to direct the vote:	See Line 6 of cover sheets.

(iii) sole power to dispose or to direct the disposition of:	See Line 7 of cover sheets.

(iv) shared power to dispose or to direct the disposition of:	See Line 8 of cover sheets.

CUSIP No. 192005106	Page 9 of 10 Pages

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certified that the information set forth in this statement is true, complete and correct.

EXECUTED this 14th day of November, 2014.

PRESIDIO PARTNERS 2014, L.P.

By:	/s/ James F. Watson
Name:	James F. Watson
Title:	Manager

Presidio Partners 2014 GP, LLC

By:	/s/ James F. Watson
Name:	James F. Watson
Title:	Manager

By:	/s/ Peter Gajdos
Peter Gajdos

By:	/s/ David J. Collier
David J. Collier

By:	/s/ Faysal A. Sohail
Faysal A. Sohail

By:	/s/ James F. Watson
James F. Watson